Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                          8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                                SANDY, UTAH 84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM

                                  June 26, 2007



Securities and Exchange Commission
Attention:   John Reynolds, Assistant Director
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGARLink

              Re: LILM, Inc.
              Amendment No. 4 to
              Registration Statement on Form 10-SB
              SEC File No.   000-51872

Dear Mr. Reynolds:

     In response to your letter dated May 9, 2007, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, LILM, Inc. ("LILM" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

Marketing
---------

     1. The first paragraph under the "Marketing" heading on page 5 has been revised to discuss terms of product sales to resellers. Please be advised that there are no formal contracts or agreements with resellers.

Future Milestones
-----------------

     2. The status of the task "Evaluate and implement more color contrast on order buttons" in the table under the "Future Milestones" heading on page 13 has been corrected in response to your comment. Also, time lines for certain other tasks have been updated as appropriate.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     3. The information in the table under Item 4 on page 17 is updated as of June 8, 2007.

Securities and Exchange Commission
John Reynolds, Assistant Director
June 26, 2007
Page 2

Financial Statements
--------------------

General
-------

     4. In addition to the revised financial statements included with the Company's Amendment No. 4 to its Form 10-SB registration statement, it has filed amendments to its Form 10-QSBs for the periods ended June 30, 2006 and September 30, 2006 to include restated financial statements for those periods. The Company is also filing an amended Form 10-KSB for the year ended December 31, 2006 to include revised financial statements. Following a discussion with the SEC Staff, the Company concluded that it would not present restated financial statements for the year ended December 31, 2005, rather it would include a footnote in the December 31, 2006 financial statements (Note 5) to explain that its financial statements for the year ended December 31, 2005 and the quarters ended June 30, 2006 and September 30, 2006 were revised and restated to include the historical operating loss of the Company's predecessor for the period April 22, 1997 to December 30, 1999.

Other Regulatory
----------------

     5. The Company has filed a Form 8-K on June 25, 2007 to advise the public that the Company's audited financial statements for December 31, 2006 include a note (Note 5) providing an explanatory paragraph reflecting the changes to the Company's balance sheet giving effect to the operations of LiL Marc, Inc. (Nevada), from its inception of April 22, 1997 to December 30, 1999, as a predecessor to the Company. Similarly, the Company's unaudited financials statements for the periods ended June 30, 2006 and September 30, 2006 have been restated and also include an explanatory note reflecting the changes to the Company's balance sheet giving effect to the operations of LiL Marc, Inc. (Nevada), from its inception of April 22, 1997 to December 30, 1999, as a predecessor to the Company.

Closing Comments
----------------

     Please continue your review of the LILM registration statement. Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or you may send a Fax to (801) 733-0808.

                             Yours truly,

                             /S/ Leonard E. Neilson

                             Leonard E. Neilson

:ae